Exhibit 1
                                                                       ---------



For Immediate Release                                               2 April 2007


                              WPP Group plc ("WPP")

                        Notification of Trading Statement

WPP will announce its First Quarter Trading Update for the three months ended 31 March 2007 on Friday, April 20th 2007.


Contact:
Feona McEwan, WPP                                            +44 (0)20 7408 2204
www.wpp.com
-----------